82-3638

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

RECEIVED
2005 SEP 12 P

05011142

SUPPL

BY AIRMAIL

Date: 2 September 2005

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

Dear Sirs,

HANNY HOLDINGS LIMITED - ISIN US 41068T2087

Attached please find the following documents of Hanny Holdings Limited for filing under the ISIN US 41068T2087:-

(1) Announcement in respect of a discloseable transaction;
(2) Announcement in respect of change of company secretary; and
(3) Announcement in respect of retirement of directors.

Thank you for your attention.

PROCESSED
SEP 14 2005
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

Florence Kam
Company Secretary

Encl.

dlw 9/13

(Page 1)

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
Stock Code: 275

DISCLOSEABLE TRANSACTION

On 18th August, 2005, the Company entered into a subscription agreement with WKH pursuant to which WKH agreed to issue and the Company agreed to subscribe the 7.25% Convertible Note due 2008 of WKH in a principal amount of HK$30 million.

As the profits ratio under rule 14.07(2) in respect of the Subscription exceeds 5% but is less than 25%, the transaction under Subscription Agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular containing details of the Subscription will be despatched to the Shareholders as soon as practicable after the publication of this announcement.

INTRODUCTION

On 18th August, 2005, the Company entered into a Subscription Agreement with WKH pursuant to which WKH agreed to issue and the Company agreed to subscribe the 7.25% Convertible Note due 2008 of WKH in a principal amount of HK$30 million. The terms of the Subscription Agreement are set out below:

Parties:

(i) WKH, a company listed on the main board of the Stock Exchange and the issuer of the Convertible Notes. The WKH Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, motor vehicles and car accessories and other electronic and electrical products. The WKH Group also trades cars and related accessories, and provides car repairing services. The Company confirms that to the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, WKH is an Independent Third Party.

(ii) the Company.

Conditions of the Subscription Agreement

Completion of the Subscription Agreement is conditional upon, among others, the fulfillment of the followings conditions:

(i) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which the Company and WKH do not reasonably object) listing of and permission to deal in the Conversion Shares; and

(ii) the Stock Exchange having approved (either unconditionally or subject only to conditions to which the Company and WKH do not reasonably object) the issue of the Convertible Note, or WKH not having received any objection from the Stock Exchange to the issue of the Convertible Note.

If the conditions have not been fulfilled within 60 days from the date of the Subscription Agreement (or such later date as the Company and WKH may agree in writing), the Subscription Agreement shall lapse and be of no further effect and no party to the Subscription Agreement shall have any claim against or liability or obligation to the other party to the Subscription Agreement.

Consideration

The consideration for the Subscription will be paid by the Company by way of a banker's draft on completion of the Subscription Agreement. The consideration will be funded by mainly by internal resources and possibly partly by debt financing.

Conversion Price

The initial Conversion Price of HK$0.10 per Conversion Share was arrived at after arm's length negotiation between the Company and WKH. The initial Conversion Price was determined with reference to the market price of the WKH Share and the minimum price at which the Conversion Share can be issued (i.e. the par value of WKH Share).

The initial Conversion Price of HK$0.10 per Conversion Share represents:

(i) a premium of approximately 49.25% to the closing price per WKH Share of HK$0.067 on 18th August, 2005 (the last trading day prior to suspension of trading in the WKH Shares pending the issue of an announcement by WKH in respect of the Subscription); and

(ii) a premium of approximately 53.85% to the 5 days average closing price per WKH Share of HK$0.065 up to and including 18th August, 2005.

Conversion Shares

Upon full conversion of the Convertible Note at the initial Conversion Price, the Company will be interested in a total of 300,000,000 Conversion Shares. The 300,000,000 Conversion Shares represent approximately 13.5% of the existing issued share capital of WKH as at the date of this announcement and approximately 11.9% of the enlarged issued share capital of WKH upon full conversion of the Convertible Note (assuming that there are no other changes in the issued share capital of WKH).

The 300,000,000 Conversion Shares are to be issued and allotted pursuant to the general mandate granted to the directors of WKH at the annual general meeting of WKH held on 15th June, 2005. Under the terms of the Convertible Note, the Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Convertible Note will rank pari passu with all other WKH Shares in issue at the date of allotment of the Convertible Shares.

Completion

Completion is to take place on the third business day after the date upon which the conditions stated in the section headed "Conditions of the Subscription Agreement" above are fulfilled or, as the case may be, waived, or such other dates as the Company and WKH may agree.

Directorship

If during the period from the first conversion date in respect of the Convertible Note and for so long as the Company, its wholly-owned subsidiaries, its holding company or wholly-owned subsidiaries of its holding company is a beneficial owner of not less than 5,000,000 WKH Shares (including shares in WKH which results from any sub-division, consolidation, reduction or otherwise), the Company may by written notice require the appointment to the board of directors of WKH of one person as a non-executive director. WKH shall cause that person to be appointed as its non-executive director within 14 Business Days on receipt of such notice provided that the Company shall inform WKH within 3 Business Days after the Company, its wholly-owned subsidiaries, its holding company or wholly-owned subsidiaries of its holding company ceases to hold at least 5,000,000 WKH Shares (including shares in WKH which results from any sub-division, consolidation, reduction or otherwise) and shall procure the non-executive director nominated by the Company to resign immediately.

Principal Terms of the Convertible Note

Principal amount:	HK$30 million.
Initial Conversion Price:	HK$0.10 per WKH Share, subject to adjustments in certain events including, among other things, share consolidation, share subdivision, capitalisation issue, capital distribution and rights issue.
Interest rate:	7.25% per annum and payable on a semi-annual basis.
Maturity:	The third anniversary from the date of issue of the Convertible Note.
Redemption:	Unless previously converted, WKH will redeem the Convertible Note on the maturity date at the redemption amount which is 100% of the principal amount of the Convertible Note outstanding.
Transferability:	The Convertible Note may not be transferred by the holder, without the prior written consent of WKH, provided that no such consent is required in respect of a transfer by the holder to a transferee which is a direct or indirect subsidiary or affiliated company (as defined in the Listing Rules) or holding company or subsidiary or affiliated company of the holding company (whether direct or indirect) of such holder.
Conversion period:	The Company shall have the right to convert, on any business day commencing from the date of issue of the Convertible Note up to (and excluding) the commencement of the 7 (seven) calendar day period ending on (and including) the maturity date, the whole or any part (in an amount or integral multiple of HK$500,000) of the principal amount of the Convertible Note into Conversion Shares at the then prevailing conversion price.
Voting:	The Company will not be entitled to receive notice of, attend or vote at any meeting of WKH by reason only of it being the holder of the Convertible Note.
Listing:	No application will be made for the listing of the Convertible Note on the Stock Exchange or any other stock exchange.

INFORMATION OF THE COMPANY

The Group is principally engaged in the trading of computer related products, consumer electronic products which comprise the manufacturing, distribution and marketing of data storage media (primarily floppy disks, CD-R, CD-RW and DVD), the distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidisks, household electronic products and telecommunication accessories, securities trading and properties trading. The Group also made strategic investments in information technology, supply of household consumer products and other businesses. The Company is itself an investment holding company.

FURTHER INFORMATION ON WKH

Set out below are the audited final results of WKH Group for the two years ended 31 December 2004 (based on the published results of WKH).

	Financial year ended 31st December, 2004 *HK$'000*	*Financial year ended 31st December, 2003* *HK$'000*
Turnover	618,618	553,232
Profit/(loss) from operations	2,109	(49,377)
Loss before tax	(28,601)	(82,632)
Profit/(loss) attributable to shareholders of WKH for the year	1,722	(84,752)
Earnings/(loss) per Share	0.08 cents	(6.35) cents

REASONS FOR AND BENEFITS OF THE SUBSCRIPTION

The WKH Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, motor vehicles and car accessories and other electronic and electrical products. The Company believes that the Subscription represents an opportunity for the Company to expand its investment in the supply of household consumer products and the Subscription of the Convertible Notes gives the Company greater flexibility in its investment (as the Company has more time to decide whether or not to exercise its conversion rights to subscribe for shares in WKH). Given that the Convertible Note carries interest at a rate which is higher than the prevailing Hong Kong dollar bank deposit rates, the Company considers that the Convertible Note would offer a better return than that would be generated from cash deposits at banks, whilst at the same time, giving the Company the opportunity to invest in the shares of WKH. Although the Conversion Price of HK$0.10 per Conversion Share is at a premium to approximately

(Page 2)

49.25% of the closing price per WKH Share on 18th August, 2005 and is at a premium of approximately 53.85% to the 5 days average closing price per WKH Share up to and including 18th August, 2005, the Conversion Price represents the lowest price in which WKH can issue WKH Shares at (i.e. at its par value). However, given the maturity date of the Convertible Note to be the third anniversary from the date of issue of the Convertible Note, if the market price of WKH Share at any time up to the maturity is less than the then Conversion Price, the Company has the option whether or not to exercise its conversion rights. If the Company chooses not to invest in WKH, the Convertible Note will be compulsorily redeemed on maturity at the redemption amount which is 100% of the principal amount of the Convertible Note outstanding. Taking into account of the above and taking into account of the conversion price, the maturity period, the interest rate of the Convertible Note and the flexibility under the Convertible Note (under which the Company has a choice to exercise its conversion rights or to continue to receive interest up to the maturity of the Convertible Note), the Directors consider that the terms of the Subscription Agreement are fair and reasonable and believe that the entering into the Subscription Agreement is in the best interests of the Company and the Shareholders as a whole. As at the date of the announcement, the Company has not decided whether or when to exercise the Convertible Notes.

The Company has been informed by WKH that it intends to apply the net proceeds from the issue of the Convertible Note as additional general working capital of WKH.

GENERAL

As the profits ratio under rule 14.07(2) in respect of the Subscription exceeds 5% but is less than 25%, the transaction under Subscription Agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular containing details of the Subscription will be despatched to the Shareholders as soon as practicable after the publication of this announcement.

As at the date of this announcement, the Directors are as follows:–

Executive Directors:–
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)
Mr. Chan Kwok Hung

Non-Executive Directors:–
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(alternate to Mr. Fok Kin-ning, Canning)

Independent Non-executive Directors:–
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Company"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"connected person(s)"	has the meaning ascribed to it in the Listing Rules
"Conversion Date"	the date on which the conversion rights under the Convertible Note are exercised in accordance with the conditions of the Convertible Note
"Convertible Note"	the 7.25% convertible note due 2008 of WKH in a principal amount of HK$30 million to be issued by WKH to the Company pursuant to the Subscription Agreement
"Conversion Price"	the initial conversion price of HK$0.10 per Conversion Share under the Subscription, subject to adjustments
"Conversion Share(s)"	the WKH Shares which fall to be issued upon the exercise by the Company of its conversion rights under the Convertible Note
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Third Party"	a party who to the best of the Director's knowledge, information and belief having made all reasonable enquiry is a third party independent of the Company and the connected persons of the Company
"Listing Committee"	the listing sub-committee of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Shareholders"	shareholders of the Company
"Subscription"	the subscription of the Convertible Note due 2008 of WKH in the principal amount of HK$30 million by the Company pursuant to the Subscription Agreement
"Subscription Agreement"	the subscription agreement dated 18th August, 2005 entered into between the Company and WKH in respect of the Subscription
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"WKH"	Wo Kee Hong (Holdings) Limited, an Independent Third Party
"WKH Group"	WKH and its subsidiaries
"WKH Share(s)"	share(s) of a nominal value of HK$0.10 each in the capital of WKH
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By Order of the Board
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 18th August, 2005

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

CHANGE OF COMPANY SECRETARY

The board of directors (the "Board") of Hanny Holdings Limited (the "Company") announces that Ms. Cheng Wai Chu has resigned as company secretary of the Company due to personal reasons with effect from 20 August 2005. Ms. Cheng has confirmed that she has no disagreement with the Board of the Company and there are no other matters that need to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited upon her resignation.

The Board also announces that Ms. Kam Yiu Sai, Florence has been appointed as company secretary of the Company with effect from 20 August 2005. Ms. Kam is an Associate of The Hong Kong Institute of Chartered Secretaries.

As at the date of this announcement, the Board comprises of:–

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)
Mr. Chan Kwok Hung

Non-Executive Director:
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(Alternate to Mr. Fok Kin-ning, Canning)

Independent Non-Executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

By Order of the Board
Hanny Holdings Limited
Mr. Lui Siu Tsuen, Richard
Deputy Managing Director

Hong Kong, 19 August 2005

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

RETIREMENT OF DIRECTORS

The board of directors (the "Board") of Hanny Holdings Limited (the "Company") announces that Mr. Chan Kwok Hung, the executive director of the Company, Mr. Fok Kin-ning, Canning, Mr. Ip Tak Chuen, Edmond and Mr. Cheung Hon Kit, the non-executive directors of the Company, retired by rotation at the conclusion of the Company's annual general meeting held on 1 September 2005. Ms. Shih, Edith, alternate to Mr. Fok, ceased to be his alternate upon his retirement in accordance with the Company's Bye-Laws. Mr. Cheung ceased to be the member of the Audit Committee of Company with effect from 1 September 2005. All of these retiring directors have confirmed that there are no disagreements with the Board of the Company and there are no matters which need to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited upon their respective retirement.

The Board will appoint a non-executive director to act as the member of the Audit Committee in compliance with Rule 3.21 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as soon as practicable.

The Board would like to express its appreciation to all the retiring directors and Ms. Shih for their valuable contribution to the Company during the tenure of their services.

As at the date of this announcement, the Board comprises of:–

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-Executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

By Order of the Board
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 1 September 2005